FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 31 October 2019
Exhibit No. 2	Director/PDMR Shareholding dated 01 November 2019
Exhibit No. 3	Director/PDMR Shareholding dated 08 November 2019
Exhibit No. 4	Form 8.3 - Accesso Technology Group plc dated 13 November 2019
Exhibit No. 5	Publication of Final Terms dated 14 November 2019
Exhibit No. 6	Reduction in Pillar 2A capital requirements dated 21 November 2019
Exhibit No. 7	Publication of a Prospectus dated 21 November 2019
Exhibit No. 8	Total Voting Rights and Capital dated 29 November 2019
Exhibit No. 9	Announcement of NatWest Markets N.V. Transfer dated 29 November 2019

Exhibit No. 1

31 October 2019

The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1. The Royal Bank of Scotland Group plc (the "Company") announces that the PDMRs set out below have purchased ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214) on the date and at the prices indicated:-

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Howard Davies	Chairman	20,000	£2.194	30 October 2019
Mark Seligman[1]	Non-executive director	10,000	£2.1369	31 October 2019
Lena Wilson	Non-executive director	14,000	£2.124	30 October 2019

[1]M Seligman & Co Limited purchased and own Shares in the Company on behalf of Mark Seligman who is the beneficial owner of the Shares.

2. The Company announces that the trustee of the Company's Buy As You Earn Share Plan (the "Plan") purchased Shares in the Company on behalf of the PDMRs named below as participants in the Plan on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Chris Marks	CEO NatWest Markets Plc	67	£ 2.233	28 October 2019
Katie Murray	Chief Financial Officer	67	£ 2.233	28 October 2019

3. The Company announces that the PDMR set out below has sold Shares in the Company on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Price of Shares sold	Date of transaction
Andrew McLaughlin	CEO RBS International	225,000	£2.247	28 October 2019

All transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 2

1 November 2019

The Royal Bank of Scotland Group plc

AMENDED NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014 ("MAR")

On 31 October 2019 The Royal Bank of Scotland Group plc (the "Company") announced that one of its PDMRs, Mark Seligman, acquired a beneficial interest in 10,000 ordinary shares of £1 each in the Company ("Shares") (ISIN: GB00B7T77214).

This followed the purchase of such shares by M Seligman & Co Limited, of which Mr Seligman is a shareholder. The Shares were purchased on 31 October 2019 at a purchase price of £2.1369.

The Company now further announces that Louise Seligman, a 'person closely associated' with Mr Seligman for the purposes of MAR, is a shareholder in M Seligman & Co Limited, and as such, has also acquired a beneficial interest in the Shares purchased.

The purchase of the 10,000 Shares by M Seligman & Co Limited took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 3

8 November 2019
The Royal Bank of Scotland Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.   The Royal Bank of Scotland Group plc (the Company) announces that ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) were delivered to PDMRs on 7 November 2019, as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 31 December 2019, unless otherwise indicated below, and have been calculated using a share price of £2.149

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Alison Rose1	Chief Executive Officer	101,811	47,852	53,959
Andrew McLaughlin2	CEO, RBS International	17,454	-	17,454
Bruce Fletcher	Chief Risk Officer	34,907	16,407	18,500
Chris Marks	CEO, NatWest Markets	58,178	27,344	30,834
David Wheldon	Chief Marketing Officer	13,090	6,153	6,937
Helen Cook	Chief HR Officer	14,254	6,700	7,554
Katie Murray3	Chief Financial Officer	174,533	82,031	92,502
Les Matheson	CEO, Personal Banking	34,907	16,756	18,151
Mark Bailie	CEO, Bó	46,542	21,875	24,667
Simon McNamara	Chief Administrative Officer	37,816	18,152	19,664
Vanessa Bailey	Chief Risk Officer, NatWest Holdings	29,089	13,672	15,417
1. Alison Rose's fixed share allowance represents payment for the period from 1 October 2019 to 31 October 2019 in respect of her role as Deputy CEO, NatWest Holdings and CEO, Commercial & Private Banking, and 1 November 2019 to 31 December 2019 in respect of her role as Chief Executive Officer.
2. The fixed share allowance was delivered when Andrew McLaughlin was resident in Jersey and therefore is taxable in Jersey only and not in the UK. No employer tax withholding is required under Jersey law. The Jersey income tax payable in respect of the vesting of the award will be paid by the PDMR directly to the Jersey tax authority.
3. Katie Murray's fixed share allowance represents payment for the period from 1 July 2019 to 31 December 2019.

The above transactions took place outside of a trading venue.  The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.157.  Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs in the Computershare Retained Share Nominee account and will be released in instalments over a three year period.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

RBSG Investor Relations        Alexander Holcroft
Head of Investor Relations      +44(0)20 7672 1758

RBSG Media Relations
+44(0)131 523 4205

Exhibit No. 4

FORM 8.3

~~PUBLIC OPENING POSITION DISCLOSURE/~~DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	The Royal Bank of Scotland Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Accesso Technology Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	12 November 2019
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	 ~~YES /~~ NO ~~/ N/A~~ If YES, specify which:

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	365,206	1.32%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	365,206	1.32%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p ordinary	Purchase	1,679	£5.29

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	13 November 2019
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 13 November 2019 (the "Final Terms") for The Royal Bank of Scotland Group plc ("RBS Group") €750,000,000 Fixed to Floating Rate Notes due November 2025 (ISIN: XS2080205367) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of RBS Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 14 December 2018 and the supplemental prospectuses dated 15 February 2019, 26 February 2019, 26 April 2019, 17 May 2019, 17 June 2019, 2 August 2019, 5 September 2019 and 25 October 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU).

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4469T_1-2019-11-14.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 131 626 1329

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 6

The Royal Bank of Scotland Group plc

Reduction in Pillar 2A capital requirements

21 November 2019

The Royal Bank of Scotland Group plc ("Group") announces a reduction in the Group's Pillar 2A capital requirements, as determined by its regulator, the Prudential Regulation Authority.

As of 14th November 2019, the total Pillar 2A requirement for the Group is reduced 20 bps to 3.4% (3.6% in 2018), of which 1.9% (2.0% in 2018) is held in the form of Common Equity Tier 1 capital.

There is no change to the Group's stated target ratio of 14% by the end of 2021.

 For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

Paul Pybus
Head of Debt Investor Relations
+44 (0) 207 672 1754

 RBS Media Relations
+44 (0) 131 523 4205

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and RBSG's exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK 2018 Annual Report and Accounts (ARA), RBSG's Interim Results for H1 2019 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier 2138005O9XJIJN4JPN90

Exhibit No. 7

The Royal Bank of Scotland Group plc

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland Group plc £40,000,000,000 Euro Medium Term Note Programme dated 21 November 2019.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2874U_1-2019-11-21.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 131 626 1329

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Exhibit No. 8

The Royal Bank of Scotland Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 November 2019:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 November 2019
Ordinary shares of £1	12,093,902,577	4	48,375,610,308
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,094,802,577		48,379,210,308

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 9

The Royal Bank of Scotland Group plc

Announcement of NatWest Markets N.V. transfer

29 November 2019

NatWest Markets Plc (NWM Plc) has today purchased RBS Holdings N.V. (RBSH), NatWest Markets N.V.'s (NWM NV) immediate parent, from RFS Holdings B.V. (RFSH). All entities are wholly owned by The Royal Bank of Scotland Group plc (RBSG).

NWM Plc has acquired all the shares in RBSH for a value of €2.165bn (c. £1.9bn). The purchase is funded by an equity contribution of €2.165bn (c. £1.9bn) from RBSG to NWM Plc.

NWM Plc details

●
NWM Plc will consolidate the results of RBSH/NWM NV with immediate effect.
●
The impact on the NWM Plc solo CET1 ratio is accretive by c.30bps.

RBSG details

●
There is no impact to RBSG balance sheet or RWAs at a consolidated level.
●
The transfer, and subsequent liquidation of RFSH, will result in RBSG recording a FX recycling gain of approximately £1.2bn; this will be capital and TNAV neutral.

Entity structure post transfer

Please see a link to the new entity structure here:

http://www.rns-pdf.londonstockexchange.com/rns/1886V_1-2019-11-29.pdf

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 207 672 1758

RBS Media Relations
+44 (0) 131 523 4205

Legal Entity Identifiers
The Royal Bank of Scotland Group plc	2138005O9XJIJN4JPN90
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBSG, NWM Plc or NWM NV's future economic results, business plans and current strategies.  In particular, this document may include forward-looking statements relating to RBSG, NWM Plc or NWM NV in respect of, but not limited to: regulatory capital positions and related requirements, financial positions, profitability and financial performance (including financial, capital and operational targets), access to adequate sources of liquidity and funding, increasing competition from new incumbents and  disruptive technologies, exposure to third party risks, ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, LIBOR, EURIBOR and other benchmark reform and exposure to economic and political risks (including with respect to Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG, NWM Plc or NWM NV's actual results are discussed in each of RBSG, NWM Plc and NWM NV's respective 2018 Annual Report and Accounts and their respective Interim Results for H1 2019, and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and RBSG, NWM Plc and NWM NV do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date:  29 November 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary